UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 000-51896
CUSIP NUMBER: 204168108

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	March 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CommunitySouth Financial Corporation
Full Name of Registrant

6602 Calhoun Memorial Parkway
Address of Principal Executive Office (Street and Number)

Easley, South Carolina 29640
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F. 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

CommunitySouth Financial Corporation (referred to herein on an unconsolidated basis as the “Company” and on a consolidated basis as “we”, “our”, or “us”) was not able to file timely its Quarterly Report on Form 10-Q for the period ended March 31, 2010 (“First Quarter 2010 Form 10-Q”) by the prescribed due date without unreasonable effort and expense because the Company’s unaudited consolidated financial statements for the quarter ended March 31, 2010 have not been finalized.  The delay in completing the financial statements is primarily attributable to the timing of an examination of our wholly-owned banking subsidiary, CommunitySouth Bank and Trust (the “Bank”), by its primary federal regulator, the Federal Deposit Insurance Corporation (the “FDIC”).  In particular, due to the continued deterioration in the Bank’s loan portfolio stemming from the continued downturn in the local real estate market, we have been working with the FDIC to determine the appropriateness of the Bank’s loan loss reserve.  We are currently in discussions with the FDIC regarding the Bank’s loan loss reserve and the required provision for loan losses for the period ended March 31, 2010.  At this time, we currently anticipate recording a loan loss provision of approximately $775,000, resulting in a net loss of approximately $1.875 million.  However, based on our continuing discussions with the FDIC, this provision could be materially higher when reported, and thus our actual results for the period ended March 31, 2010 may materially differ from our current estimates.  As a result of these ongoing discussions with the FDIC, we are still finalizing our unaudited consolidated financial statements and related disclosures for the quarter ended March 31, 2010.  We anticipate filing the First Quarter 2010 Form 10-Q no later than May 24, 2010.

Forward-Looking Statements

Certain matters discussed in this Report on Form 12b-25 may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) and as such, may involve risks and uncertainties. These forward-looking statements relate to our financial condition.  Our actual results, performance, or achievements may differ significantly from the results, performance, or achievements expected or implied in such forward-looking statements.  We do not undertake, and specifically disclaim any obligation, to update any forward looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John W. Hobbs	(864)	306-2540
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	See Part III — NARRATIVE.

CommunitySouth Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2010	By:	/s/ John W. Hobbs
John W. Hobbs
Chief Financial Officer